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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richmond Hillcrest & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1601 Cloverfield Blvd., Suite 2045
(No. and Street)

Santa Monica, CA 90404
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Zeiger 310-460-3635
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Manson, Mike - An Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

18552 MacArthur Blvd. #208 Irvine, CA 92612
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL
RECEIVED
PROCESSING
MAR 31 2003
WASH, D.C.
165
SECTION
PROCESSED
APR 28 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Zeiger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richmond Hillcrest & Co., Inc., as of Dec. 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RODNEY GORDON SEWELL-RALL
Commission # 1393576
Notary Public - California
Los Angeles County
My Comm. Expires Jan 13, 2007

Signature

Robert Zeiger, President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

② MICHAEL MANSON
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANT

18552 MacArthur Boulevard, Suite 208 □ IRVINE, CALIFORNIA 92612
□ (949) 240-0650 □ (949) 622-0033 (fax)

Richmond Hillcrest & Company, Inc.
Board of Directors

We have examined the financial statements of Richmond Hillcrest & Company, Inc. as of December 31, 2002, and have issued our report there on dated March 26, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and notice pursuant to Rule 17a-5. This study and evaluation included a review of the accounting system, the internal accounting controls, and the procedures for safeguarding firm assets. Regulation T states that the scope of the audit and review of the accounting system, the internal accounting controls, and procedures for safeguarding customer and firm assets must be sufficient to provide reasonable assurance that any material inadequacies existing at the date of the examination would be disclosed, Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily required estimates and judgements by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management with the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instruction, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depend on segregation of duties can be circumvented intentionally by management either with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting for the year ending December 31, 2002, which was made for the purpose set forth in the first paragraph above and which would not necessarily disclose all weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that we believe to be material.

The foregoing conditions were considered in determining the nature, timing and extent of audit tests to be applied in our examination of the financial statements. This report of such conditions does not modify our report date of March 26, 2003 on such financial statements.

Sincerely,



Irvine, California 92612
March 27, 2003

RICHMOND HILLCREST & COMPANY, INC.

AUDITED FINANCIAL STATEMENTS

December 31, 2002

MICHAEL MANSON

An Accountancy Corporation

CERTIFIED PUBLIC ACCOUNTANT

18552 MacArthur Blvd., Suite 208

Irvine, California 92612

Tel: (949) 260-0560 Fax: (949) 622-0033

March 26, 2003

Board of Directors
Richmond Hillcrest & Company, Inc.

Independent Auditor's Report

We have audited the accompanying balance sheet of Richmond Hillcrest & Company, Inc. as of December 31, 2002 and 2001 and the related statement of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on them based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richmond Hillcrest & Company, Inc. at December 31, 2002 and 2001, and the results of their operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule 2 and the statement of changes in debt subordinated to claims of general creditors, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,



Michael Manson

RICHMOND HILLCREST & COMPANY, INC.

BALANCE SHEET

	December 31, 2002	December 31, 2001
ASSETS		
CURRENT ASSETS		
Cash	$ 69,599	$ 55,492
Due from Clearing Firm	2,100	49,893
Income Tax Refund Receivable	-0-	7,039
Total Current Assets	71,699	112,424
PROPERTY & EQUIPMENT		
Equipment	21,849	21,849
Leasehold Improvements	-0-	11,517
Less Accumulated Depreciation	(21,849)	(33,366)
Total Property & Equipment	-0-	-0-
OTHER ASSETS		
Deferred Tax Credit	-0-	29,078
Security Deposit	4,098	4,098
Clearing Deposit	90,378	101,388
Investment	1,000	3,300
Total Other Assets	95,476	137,864
Total Assets	$ 167,175	$ 250,288

See Notes to Financial Statements

RICHMOND HILLCREST & COMPANY, INC.

BALANCE SHEET

	December 31, 2002	December 31, 2001
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts Payable	$ 33,316	$ 47,396
Commissions Payable	1,625	4,983
Income Taxes Payable	800	7,530
Payroll Taxes Payable	-0-	396
Total Liabilities	35,741	60,305
STOCKHOLDER'S EQUITY		
Common Stock (2,000 shares authorized, 1,000 shares issued)	1	1
Preferred Stock Series A	0	0
Preferred Stock Series B	20,000	20,000
Paid in Capital	291,999	234,999
Retained Earnings (Deficit)	(180,566)	(65,017)
Total Stockholder's Equity	131,434	189,983
Total Liabilities and Stockholder's Equity	$ 167,175	$ 250,288

See Notes to Financial Statements

RICHMOND HILLCREST & COMPANY, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
For the Years Ended

	December 31, 2002	December 31, 2001
INCOME		
Earned Revenue	$ 105,174	$ 330,795
OPERATING EXPENSES		
Schedule 1	186,346	558,688
NET INCOME (LOSS) FROM OPERATIONS	(81,172)	(227,893)
OTHER INCOME (EXPENSE)		
Interest, net	(2,022)	13,494
Other	-0-	106,218
Total Other Expense	2,022	119,712
NET INCOME (LOSS) BEFORE INCOME TAXES	(83,194)	(108,181)
PROVISION FOR INCOME TAXES (CREDIT)	32,355	(36,727)
NET INCOME (LOSS)	(115,549)	(71,454)
BEGINNING RETAINED EARNINGS (DEFICIT)	(65,017)	6,437
ENDING RETAINED EARNINGS (DEFICIT)	$ (180,566)	$ (65,017)
EARNINGS (LOSS) PER SHARE	$ (115.55)	$ (71.45)

See Notes to Financial Statements

RICHMOND HILLCREST & COMPANY, INC.
OPERATING EXPENSES
SCHEDULE 1

	December 31, 2002	December 31, 2001
Office Salaries	$ 49,547	$ 190,464
Travel & Entertainment	27,250	7,855
Rent	25,669	64,058
Telephone & Communication	18,725	37,855
Clearing Charges	11,331	75,179
Commissions & Broker Salaries	8,383	10,051
Registration & License	6,425	6,284
Auto	6,206	5,732
Miscellaneous	6,161	1,883
Professional Fees	5,477	40,637
Office Expense	5,034	15,592
Payroll Taxes	3,367	20,948
Bank Charges	2,576	1,291
Exchange Fees & Quotes	2,329	20,458
Insurance	2,158	6,405
City Tax	2,030	2,043
Parking/Access/Auto	1,561	11,307
Consulting	1,519	8,000
Customer Write Offs	598	15,205
Equipment Rental	-0-	11,852
Depreciation	-0-	5,589
Officer Salary & Commission	-0-	0
	$ 186,346	$ 558,688

See Notes to Financial Statement

RICHMOND HILLCREST & COMPANY, INC.
STATEMENT OF CASH FLOWS
For the Years Ended

	December 31, 2002	December 31, 2001
CASH FLOW FROM OPERATIONS		
Net Income (Loss)	$ (115,549)	$ (71,454)
Depreciation	-0-	5,589
Change in Due from Clearing Firm	47,793	(51,930)
Change in Income Tax Refund Receivable	7,039	(7,039)
Change in Clearing Deposit	11,010	20,856
Change in Security Deposit	-0-	(4,098)
Change in Investment	2,300	0
Change in Accounts Payable	(14,080)	(102,156)
Change in Commission Payable	(3,358)	(15,626)
Change in Deferred Tax Credit	29,078	(29,078)
Change in Income Taxes Payable	(6,730)	800
Change in Pension Payable	-0-	(1,050)
Change in Accrued Expense	-0-	(3,362)
Change in Deferred Income Taxes Payable	-0-	(1,409)
Change in Payroll Taxes Payable	(396)	396
Net Cash Flows from Operating Activities	(42,893)	(259,561)
CASH FLOW FROM INVESTMENTS		
Change in Property, Plant & Equipment	-0-	-0-
Net Cash Flows from Investments	-0-	-0-
CASH FLOWS FROM FINANCING ACTIVITIES		
Change in Preferred Stock	-0-	(178,750)
Change in Paid in Capital	57,000	185,000
Net Cash Flows from Financing Activities	57,000	6,250
NET INCREASE/(DECREASE) IN CASH	$ 14,107	$ (253,311)
Beginning Cash	55,492	308,803
Ending Cash	$ 69,599	$ 55,492

See Notes to Financial Statements

RICHMOND HILLCREST & COMPANY, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2002

	COMMON STOCK DOLLAR AMOUNT	PREFERRED STOCK DOLLAR AMOUNT	PAID IN CAPITAL	RETAINED EARNINGS
Balance at January 1, 2002	$ 1	$ 20,000	$ 234,999	$ (65,017)
Capital Contributed			57,000	
Net Loss	0	0	0	(115,549)
Balance at December 31, 2002	$ 1	$ 20,000	$ 291,999	$ (180,566)

See Notes to Financial Statement

RICHMOND HILLCREST & COMPANY, INC.
COMPUTATION OF NET CAPITAL
December 31, 2002

SCHEDULE 2

NET CAPITAL	$ 131,434
Less Adjustments:	
Security Deposit	4,098
Other	150
Total Adjustments	4,248
Total Net Capital	127,186
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum Dollar Net Capital Requirement	(100,000)
Excess Net Capital Requirement	$ 27,186
Excess Net Capital at 1000%	123,612
AGGREGATE INDEBTEDNESS	$ 35,741
Ratio: Aggregate Indebtedness to Net Capital	.276 to 1.00
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2002)	
Net Capital as reported in Company's Part II (Unaudited) Focus Report	$ 122,953
Less Adjustments:	
Increase in accounts payable	2,893
Decrease in income taxes payable	(6,730)
Decrease in payroll taxes payable	(396)
Total Adjustments	(4,233)
Net Capital as Reported Above	$ 127,186

See Notes to Financial Statement

RICHMOND HILLCREST & COMPANY, INC.

Notes To Financial Statements
December 31, 2002

Note 1: Summary of Significant Accounting Policies

Organization:

The Company is a registered broker dealer and member of the National Association of Security Dealers and Securities Investor Protection Corporation.

Income Taxes:

The Company uses the accrual method for both financial reporting and tax reporting purposes. Timing differences between book and tax income can occur due to differences between the income tax laws and financial reporting standards.

Property & Equipment:

Depreciation of leasehold improvements and equipment is provided using both the straight line method and accelerated methods over estimated useful lives of 5 to 7 years. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life of the improvements.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with an original maturity of three months or less at date of purchase to be cash equivalents.

Concentrations of Credit Risk:

Financial instruments which potentially subject the Company to a concentration of credit risk are cash and cash equivalents. The Company currently maintains a majority of its day to day operating balances with one major institution. At times, cash balances may be in excess of FDIC insurance limits.

Risks and Uncertainties:

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

RICHMOND HILLCREST & COMPANY, INC.

Notes To Financial Statements
December 31, 2002

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-1), which requires the maintenance of minimum net capital rule and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company had net capital of $127,186 which was $27,186 in excess for its required net capital of $100,000.

Note 3: Pension Plan

The Company entered into a Section 401-k qualified pension plan. Employees may contribute up to 15% of their salary with a maximum determined by IRS regulations. The Company is not required to make a contribution but may also make a contribution on behalf of qualified employees. No contributions have been made during this year.

Note 4: Preferred Stock Series B

The Company offered up to 250,000 shares of its Series B Convertible Redeemable Preferred Stock at $10.00 per share pursuant to a Confidential Private Placement Memorandum dated April 23, 2001. The Company received $125,000 from various investors. Susequently, the investors accepted an equal number of shares of Series A Convertible Redeemable Preferred Stock of Weck-Story Financial in return for all their preferred stock in Richmond Hillcrest. In addition Richmond Hillcrest paid $65,000 to Weck-Story. The Company also issued 2,000 shares of its Series B Preferred stock to Weck-Story. The Company further agreed that there shall be a mandatory redemption of such shares within six months of the issuance of such shares in the total amount of $20,000 payable in cash and such preferred stock shall not be convertible. The Company did not redeem the preferred stock during this year as agreed. On February 5, 2003 the Company entered into an agreement with Weck-Story to convert the preferred stock to a note payable. The payment schedule for the note is $7,500 due February 5, 2003 and thereafter every quarter $2,500 until the note is paid in full. However, if the Company prepays $10,000 on the note after paying the first scheduled payment of $7,500 then they will be entitled to a discount of $2,500. Interest rate is zero.

RICHMOND HILLCREST & COMPANY, INC.

Notes To Financial Statements
December 31, 2002

Note 5: Provision for Taxes

The Company has net operating loss carryforwards of $59,087 from year 2001 and $83,994 from year 2002.

Deferred Tax Credit	$ 42,924
Less: Valuation Allowance	(42,924)
Net Deferred Tax Credit	$ -0-

Note 6: Commitment

The Company has entered into a business center service agreement for office space located at 1601 Cloverfield, Santa Monica, California. The start date is July 26, 2002 with the end date October 31, 2002. The agreement automatically renews for a period of three months unless lessee provides written notice to the landlord. The agreement renewed at the end of the initial term of the lease till January 31, 2003. The minimum monthly payment is $1,080.